Mail Stop 6010

January 30, 2007

Mr. Bennet Price-Lientz Tchaikovsky
Chief Financial Officer
Innovative Card Technologies, Inc.
11601 Wilshire Boulevard, Suite 2160
Los Angeles, CA 90025

  RE: **Innovative Card Technologies, Inc.**
     Form 10-KSB for the fiscal year ended December 31, 2005
     Filed March 20, 2006
     File No. 0-51260
     Form 10-QSB for the period ended September 30, 2006

Dear Mr. Tchaikovsky:

  We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

       Sincerely,

       Martin F. James
       Senior Assistant Chief Accountant